

Mail Stop 3233

May 22, 2017

<u>Via E-mail</u>
Ms. Angie D. Stock
Chief Accounting Officer
Sterling Real Estate Trust
1711 Gold Drive South, Suite 100
Fargo, ND 58103

      Re: Sterling Real Estate Trust
          Form 10-K for the year ended December 31, 2015
          Filed March 14, 2016
          File No. 000-54295

Dear Ms. Stock:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Jennifer Gowetski

          Jennifer Gowetski
          Senior Counsel
          Office of Real Estate and
          Commodities